February 18, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Attention:	Peggy Kim David Orlic

Re:	TERREMARK WORLDWIDE, INC. Schedule 14D-9 Filed February 11, 2011 File No. 005-50879
Dear Ms. Kim and Mr. Orlic,
     On behalf of Terremark Worldwide, Inc., a Delaware corporation (the “Company”), the following response is to the comment letter, dated February 16, 2011 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”).
     For ease of reference, we have reproduced the text of the Staff’s comment in bold-face, followed by the Company’s response.
Schedule 14D-9
Projected Financial Information, page 45
1.	We note that you have included non-GAAP financial measures in this section. Please advise us as to the consideration given to whether these non-GAAP projections would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

RESPONSE:

Concurrently with the transmission of this response letter via EDGAR, we are filing with the SEC Amendment No. 2 to the Schedule 14D-9 (the “Amendment”), which sets forth the reconciliation of EBITDA to net income (loss) as required by Rule 100(a) of Regulation G. The additional disclosure, which appears on page 2 of the Amendment, is set forth below for your convenience:

     Reconciliation of EBITDA to Net Income (loss)
     The projected financial information set forth in this Recommendation Statement includes projections of the Company’s EBITDA. The Company defines EBITDA as net income (loss) before interest, taxes, depreciation and amortization. EBITDA is not a financial measurement prepared in accordance with GAAP, and EBITDA should not be considered a substitute for net income (loss) or any other measure derived in accordance with GAAP. Because EBITDA excludes some, but not all, items that affect net income (loss) and may vary among companies, EBITDA as presented by the Company may not be comparable to similarly titled measures of other companies. A reconciliation of the differences between EBITDA and net income (loss), a financial measurement prepared in accordance with GAAP, is set forth below. This reconciliation is included in this document pursuant to SEC rules.

	Year Ending December 31,
	2011P	2012P	2013P	2014P	2015P
	(Dollars in Millions)
EBITDA	$125	$175	$224	$266	$304
Depreciation and Amortization	(63)	(72)	(78)	(86)	(92)
Net Interest Income / (Expense)	(70)	(72)	(71)	(68)	(68)
Taxes	(3)	(3)	(3)	(3)	(3)

Net Income (loss)	$(11)	$28	$72	$109	$141

     In responding to your comment, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at 305.860.7841. In addition, please send all written correspondence directly to the undersigned at Terremark Worldwide, Inc., One Biscayne Tower, 2 South Biscayne Boulevard, Suite 2800, Miami, Florida 33131 (fax: 305.250.4244), with copies to Greenberg Traurig, P.A., Attn: Jaret L. Davis, Esq., 333 Avenue of the Americas (333 S.E. 2nd Avenue), Miami, Florida, 33131 (fax: 305.961.5676).

Sincerely, TERREMARK WORLDWIDE, INC.
/s/ Adam T. Smith
Adam T. Smith
Chief Legal Officer